Exhibit 21.1

Subsidiaries	State or country of Incorporation or Organization
Poplar Technologies Ltd.	United Kingdom
ZipRecruiter Canada Ltd.	Canada
ZipRecruiter Israel Ltd.	Israel
ZipRecruiter UK Ltd.	United Kingdom